FIRST CHOICE FUNDS TRUST
                                 Rule 18f-3 Plan


Rule 18f-3

         Pursuant to Rule 18f-3 ("Rule 18f-3") of the Investment Company Act of 1940, as amended (the "Act"), an open-end management investment company whose shares are registered on Form N-1A may issue more than one class of voting stock (hereinafter referred to as "shares"), provided that these multiple classes differ either in the manner of distribution, or in services they provide to shareholders, or both. The First Choice Funds Trust (the "Trust"), a registered open-end investment company whose shares are registered on Form N-1A, consisting of the U.S. Treasury Reserve Fund, the Cash Reserve Fund and the First Choice Quantum Equity Fund and any future fund or series created by the Trust (collectively, the "Funds"), may offer to shareholders multiple classes of shares in the Funds in accordance with a Rule 18f-3 Plan as described herein.

Authorized Classes

         Each Fund may issue one or more classes of shares, in the same or separate prospectuses which may include the Service Class, the Institutional Class, the Administrative Class and the Retail Class (collectively, the "Classes" and individually, each a "Class"). The Service Class, Administrative Class and Retail Class shares are available (as defined in the respective Fund prospectus) to investors who require shareholder services and are subject to a minimum initial investment which may vary from Fund to Fund. There is no minimum initial investment for certain accounts and/or classes of individuals as specified in the Fund's Prospectus. Service Class, Administrative Class and Retail Class shares may be offered and sold with a sales load, the amount of which may vary from Fund to Fund, as may be approved by the Board of Trustees of the Trust from time to time. The sales load for the Service Class,
Administrative Class, and Retail Class shares may vary or be eliminated for certain classes of offerees as described in the Funds' prospectus. Service Class, Administrative Class and Retail Class shares may also be offered with fees for distribution, servicing and marketing of such shares ("12b-1 Fees"), as well as fees for shareholder servicing ("Service Organization Fees" and "Shareholder Servicing Fees") of such shares pursuant to a Servicing Agreement and Shareholder Servicing Agreement, respectively.

         Administrative Class shares are available to investors who invest in the Funds through a participating organization which will provide shareholder servicing, and sub-transfer agency, sub-accounting and administrative services. Administrative Class shares may be offered with fees for servicing, sub-transfer agency, sub-accounting and administrative services ("Administrative Services Fees") provided pursuant to an Administrative Services Agreement.

         Institutional Class shares are available to investors who do not desire shareholder servicing, administration or record-keeping. Institutional Shares are subject to a minimum initial investment which may vary from Fund to Fund. Institutional Class shares are offered and sold without a sales load, and do not impose 12b-1 Fees, Service Organization Fees, Shareholder Servicing Fees or Administrative Services Fees.

         The Classes of shares issued by any Fund will be identical in all respects except for Class designation, allocation of certain expenses directly related to the distribution, service, sub-transfer agency, sub-accounting, or administrative arrangement, or any of them, for a Class, and voting rights - each Class votes separately with respect to issues affecting only that Class. Shares of all Classes will represent interests in the same investment fund; therefore each Class is subject to the same investment objectives, policies and limitations.

Class Expenses

         Each Class of shares shall bear expenses, not including advisory or custodial fees or other expenses related to the management of a Fund's assets, that are directly attributable to the kind or degree of services rendered to that Class ("Class Expenses"). Class Expenses, including the management fee or the fee of other service providers, may be waived or reimbursed by the Funds' investment adviser, underwriter or any other provider of services to the Funds with respect to each Class of a Fund on a Class-by-Class basis.

Exchanges and Conversion Privileges

         For a nominal charge, shareholders who have held all or part of their shares in a Fund for at least seven days may exchange shares of one Fund for shares of any of the other portfolios of the Trust which are available for sale in their state. A shareholder who has paid a sales load in connection with the purchase of shares of any of the Funds will be subject only to that portion of the sales load of the Fund into which the shareholder is exchanging which exceeds the sales load originally paid by the shareholder.





Adopted: August 23, 1996

Amended: [February 19, 1998]